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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                                                  Commission File Number 0-19591
                                                                         -------

                           NOTIFICATION OF LATE FILING

         (Check One):  [ X ] Form 10-K   [   ] Form 11-K   [   ] Form 20-F
[   ] Form 10-Q   [   ] Form N-SAR

For Period Ended:    December 31, 1998
                     -----------------------------------------------------------
                         [ ] Transition Report on Form 10-K
                         [ ] Transition Report on Form 20-F
                         [ ] Transition Report on Form 11-K
                         [ ] Transition Report on Form 10-Q
                         [ ] Transition Report on Form N-SAR


For the Transition Period Ended:             ___________________________________

  READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify Item(s) to which the notification relates: ____________________________

________________________________________________________________________________


PART I.  REGISTRANT INFORMATION

Full name of registrant   Cytel Corporation
                          ------------------------------------------------------

Former name if applicable

________________________________________________________________________________

Address of principal executive office (STREET AND NUMBER)

  9393 Towne Centre Drive
--------------------------------------------------------------------------------

City, State and Zip Code   San Diego, CA  92121
                           -----------------------------------------------------

PART II.  RULE 12B-25(B) AND (C)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)


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[X]  (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III.  NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         On March 29, 1999, the Company received the results from the Phase II/III clinical trial of its lead adhesion inhibitor compound Cylexin, for prevention of reperfusion injury in infants who undergo cardiopulmonary bypass. The Company would not have sufficient time to analyze and provide adequate disclosure of such results in its Annual Report on Form 10-K by March 31, 1999 without expending unreasonable effort and expense.

PART IV.  OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification

  Virgil Thompson, Chief Executive Officer                     (619) 552-3000
--------------------------------------------------------------------------------
         (Name)                                   (Area Code) (Telephone number)

         (2) Have all other periodic reports required under Sections 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                             [ X ] Yes   [  ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
         SEE ATTACHED                                        [ X ] Yes   [  ] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                                       2.
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                                Cytel Corporation
--------------------------------------------------------------------------------
                  (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date March 29, 1999                   /S/ Virgil Thompson
     ------------------------------   ------------------------------------------
                                      Name:  Virgil Thompson
                                             -----------------------------------
                                      Title: Chief Executive Officer
                                             -----------------------------------


PART IV.  QUESTION (3)
----------------------

The Company anticipates that the earnings statement to be reported in the Form 10-K will contain significant changes from its results of operations between the fiscal years ended December 31, 1998 and 1997. Total revenues decreased to $3.7 million in fiscal 1998 from $5.0 million in fiscal 1997. The net loss for fiscal 1998 was $18.3 million ($3.83 per share) as compared to a net loss of $14.4 million ($3.92 per share) in fiscal 1997. An explanation of these changes in annual results is set forth in the Company's press release dated February 5, 1999, announcing fiscal 1998 results, which is attached hereto as an exhibit and incorporated by reference herein.



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                                INDEX TO EXHIBIT
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    EXHIBIT                                                 SEQUENTIALLY
    NUMBER                    DESCRIPTION                     NUMBERED          PAGE
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
      1           Press Release dated February 5, 1999


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                                    EXHIBIT 1

               CYTEL CORPORATION ANNOUNCES 1998 FINANCIAL RESULTS

SAN DIEGO--(BW HealthWire)--Feb. 5, 1999--Cytel Corporation (NASDAQ: CYTL) today announced financial results for the fourth quarter and year ended December 31, 1998.

For the three month period ended December 31, 1998, Cytel reported a net loss of $4.6 million, or $0.92 per share, on revenues of $0.9 million. This compares with a net loss of $4.0 million, or $1.04 per share, on revenues of $1.2 million in the fourth quarter of 1997. Cytel reported revenues for the year ended December 31, 1998 of $3.7 million and a net loss of $18.4 million, or $3.83 per share. These results compare with revenues of $5.1 million and a net loss of $14.4 million, or $3.92 per share, for the same period in 1997.

Research and development revenue for the fourth quarter of 1998 includes a payment from Baxter Healthcare Corporation's Nextran unit upon exercise of an option to enter into a second exclusive supply agreement with the Company.

As of December 31, 1998, Cytel had consolidated cash, cash equivalents, restricted cash, and short-term investment of $12.3 million and 4,987,453 shares of common stock outstanding.

Cytel, Excluding Its Subsidiary, Epimmune Inc.

Cytel's non-Epimmune business includes Cylexin(tm), a novel carbohydrate therapeutic currently in advanced clinical development, other cell adhesion inhibitors for treatment of acute and chronic inflammtion, and the Glytec(tm) carbohydrate manufacturing business. Cytel's ongoing Phase II/III clinical trial of Cylexin for preventing reperfusion injury in infants is currently being conducted at 11 of the leading pediatric centers in the United States and Canada, including the Children's Hospitals in Boston, Los Angeles, Philadelphia and Cincinnati. "Results from an open label Phase II study conducted at Children's Hospital, Boston in babies undergoing cardiopulmonary bypass during open heart surgery showed that Cylexin was well tolerated and that it improved postoperative recovery", said Virgil Thompson, CEO of Cytel. "Based on these results, we began our clinical trials program to support registration of Cylexin", he added. "Cytel anticipates announcing results from the ongoing study by the end of the first quarter 1999."

Excluding, Epimmune, as of January 31, 1999, Cytel had $1.4 million of cash available to fund its operations, and will need to raise substantial additional funds soon to continue its current operations and to conduct clinical trials and other clinical development activities. Cytel has signed a letter of intent involving the license of its proprietary carbohydrate synthesis and manufacturing technology for exclusive use in a limited field. Cytel received a $0.5 million upfront payment at the time the letter of intent was signed and would be entitled to receive an additional $3.5 million upon completion of the proposed transaction.

"We believe Cytel has a strong asset base, with Cylexin in clinical registration studies, an 87% equity ownership of Epimmune, and carbohydrate manufacturing technology", said Virgil Thompson. "We have made the strategic decision to further focus our non-Epimmune business on development of Cylexin, and we are therefore actively pursuing discussions with multiple parties concerning the sale of some or all of our Glytec carbohydrate synthesis and manufacturing assets."



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Epimmune

Epimmune Inc., established in October 1997, is a majority-owned (87%) subsidiary of Cytel Corporation, operating under separate management and financing. Epimmune is developing novel vaccines which stimulate the body's immune system to treat and prevent infectious diseases and cancer. In collaboration with G.D. Searle & Co., a wholly-owned subsidiary of Monsanto Co., Epimmune is developing immune stimulating products for the treatment of cancer. Independently, Epimmune's product targets include prophylactic vaccines for hepatitis C, HIV and malaria and therapeutic vaccines for hepatitis B, hepatitis C and HIV.

For the year ended December 31, 1998, Epimmune reported a net loss of $3.2 million (net of minority interest of $0.4 million) on revenues of $1.7 million. As of December 31, 1998, Epimmune had $11.1 million in cash, cash equivalents, restricted cash and short-term investments.

Epimmune's cash position is sufficient to fund operations for at least the next two years.

"Epimmune had a very successful first year," said Deborah Schueren, President of Epimmune. "We established a cancer collaboration with G.D. Searle, potentially worth more than $100 million plus royalties. We successfully recruited key management, established collaborations with a number of leading investigators and furthered our preclinical development of EpiGene(tm) vaccines for hepatitis C, hepatitis B, HIV and malaria."

This press release includes forward-looking statements that reflect management's current views of future events. Actual results may differ materially from the above forward-looking statements due to a number of important factors. With regard to the proposed transaction under the letter of intent described above, the closing of the transaction is subject to satisfaction of a number of conditions, including the negotiation and signature of definitive agreements, completion of a due diligence review and the absence of changes in the parties' businesses that would have a material adverse effect on the proposed transaction. If any of these conditions are not satisfied, the transaction may not be completed and Cytel would not receive the payment described above. Other factors that may have an effect on actual results include, without limitation: the risk that Cytel may not be able to obtain additional funding through equity or debt financing, the sale or license of certain of its technologies or other assets or collaborative research and development relationships with corporate partners on favorable terms, if at all; the risk that, if additional funds are not available, Cytel will be required to delay, scale back or eliminate one or more of its drug discovery or development programs; obtain funds through arrangements with collaborative partners or others that may require the Company to relinquish rights to or sell certain of its technologies, product candidates or products that the Company would not otherwise relinquish or sell; sell itself or certain of its technologies or other assets to a third party, cease operations or declare bankruptcy; the risks associated with successfully negotiating and completing definitive agreements for any sale or license of certain of its technologies or other assets or collaborative research and development relationships with corporate partners; and the risks, timing and costs associated with conducting human clinical trials and the regulatory approval process. These factors and other risk factors are more fully discussed in Cytel's most recent Forms 10-K and 10-Q and other documents filed with the Securities and Exchange Commission.

-see the following table-



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                                    Cytel Corporation
                     Condensed Consolidated Statements of Operations
                                     (in thousands)
                   Three months ended Dec. 31,    Twelve months ended Dec. 31,
                         1998        1997               1998        1997
                      ---------   ---------          ---------   ---------
Revenues:
 Research
  and
  development         $    542    $    678           $  1,929    $  3,428
 Research
  grants and
  other income             404         492              1,768       1,623

Total revenues             946       1,170              3,697       5,051
Operating expenses:
 Research and
  development            4,260       4,232             18,352      16,537
 General and
  administrative         1,338       1,158              4,835       3,735


Total expenses           5,598       5,390             23,187      20,272
Minority interest
 in net loss of
 consolidated
 subsidiary (1)            160          --                441          --


Interest income,
 net                       (86)        210                666         825

Net loss              $ (4,578)   $ (4,010)          $(18,383)   $(14,396)

Net loss
 per share
 (Basic and
 Diluted)             $  (0.92)   $  (1.04)          $  (3.83)   $  (3.92)

Average common
 shares
 outstanding
 (Basic and
 Diluted)                4,987       3,861              4,802       3,668



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                 Condensed Consolidated Balance Sheets
                            (in thousands)
                                          December 31,   December 31,
                                              1998           1997

Assets
Current assets:
 Cash, cash equivalents and
 short-term investments                   $   12,283     $   17,803
       Other current assets                    1,658          1,687


Total current assets                          13,941         19,490
Property and equipment, net                    2,879          1,704
Other assets                                   7,363          6,953


Total assets                              $   24,183     $   28,147


Liabilities and stockholders' equity
Current liabilities                       $    3,715     $    1,711
Other liabilities                              1,606          2,044
Minority interest in consolidated
 subsidiary (1)                                1,735             --
Stockholders' equity                          17,127         24,392


Total liabilities and stockholders'
 equity                                   $   24,183     $   28,147

(1) The minority interest calculation is based on G.D. Searle's actual ownership percentage in Epimmune of 13.4%. The calculation does not include the potential additional ownership interest that would result from the conversion of G. D. Searle's investment in Cytel's preferred stock which is convertible into Epimmune common stock.

CONTACT:

Cytel Corporation
Robert L. Roe, M.D.,619/552-3000
or
Mentus Inc.
Linda Seaton,  619/455-5500, ext. 133
or
Kelly Leggio,  619/455-5500, ext. 129
or
Timothy Scott, 619/455-5500, ext. 132


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